SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 5, 2015

Investor Contact:
Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd. Sets Earnings Release Date and Conference
Call for First Quarter 2015 Financial Results

PETACH-TIKVA, Israel, May 5, 2015 Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, will release its financial results for the first quarter of 2015 on Tuesday, May 12, 2015, before the market opens. Eltek's financial results will be released over the news wires and will be posted on its corporate website at: www.nisteceltek.com.

On Tuesday, May 12, 2015 at 10:00 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Roberto Tulman, Deputy CEO and Chief Technology Officer, and Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please begin placing your calls 10 minutes before the hour:

Domestic:	03-9180644
International:	+972-3-9180644
United States:	1-888-668-9141

                                  At:
                  10:00 a.m. Eastern Time
                  07:00 a.m. Pacific Time
                  17:00 p.m. Israel Time

A replay of the call will be available on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About the Company

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products.. For more information, visit Eltek's website at www.nisteceltek.com.

Forward Looking Statements.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.